Mail Stop 3561

April 24, 2009

Douglas R. Jamieson
President
GAMCO Asset Management Inc.
One Corporate Center
Rye, New York 10580

> **Re: CH Energy Group, Inc.**
> **Amended Preliminary Proxy Statement Filed on Schedule 14A**
> **Filed April 16, 2009, by GAMCO Asset Management Inc.**
> **File No. 333-52797**

Dear Mr. Jamieson:

We have reviewed your response to our letter dated April 9, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

General

1. We understand that counsel to the registrant sent you a letter dated April 13, 2009, in which counsel maintained that you are ineligible to nominate directors for the registrant's annual shareholders meeting because you were not a shareholder of record at the time you proposed to nominate directors. Please explain why you believe you are eligible to nominate directors and, to the extent relevant, provide support demonstrating that you were a shareholder of record at the time you proposed to nominate directors. If you were not a shareholder of record at the time you proposed to nominate directors, please disclose in your proxy statement, if accurate, that you did not comply with the company's by-laws and disclose any intent to challenge the by-laws. Also disclose the effect of votes cast for your director nominees if you did not comply with the by-laws.

2. In the future please note that you should file your revised preliminary proxy statement in connection with this contested election under the EDGAR tag "PRRN14A," as opposed to "PREC14A."

3. In your response to comment two in our letter dated April 9, 2009, you indicate that beneficial ownership of the shares of CH Energy Group, Inc. that are owned

by GAMCO Asset Management, Inc. should not be attributed to other GAMCO entities, including your parent company, GAMCO Investors, Inc. Because the Rule 13d-3(a) definition of beneficial ownership includes persons who have both direct and indirect, as well as shared, voting and investment power, beneficial ownership by a subsidiary that holds securities normally should be attributed to the parent entity that is in a control relationship to the shareholder entity unless attribution is inappropriate because of the nature of the relationship between the two entities. Please explain to us why such attribution is not appropriate in this case, referring to the facts and circumstances in which attribution may not be required that are set forth in SEC Release No. 34-39538 (January 12, 1998).

4. Please disclose in your proxy statement the business address of Mr. Gabelli at his place of employment, GAMCO Investors, Inc. In addition, please disclose, with respect to Mr. Gabelli, the information required by Item 5(b)(ix) and (x) of Schedule 14A.

5. In your response to comment five in our letter dated April 9, 2009, you recognize that you have filed your "preliminary proxy within a tight time frame." Please refer to our original comment five and provide us supplementally with an analysis as to why you believe your time frame in sending out your soliciting materials is timely and provides shareholders sufficient time to make an informed voting decision. Your analysis should include a discussion of whom you intend to solicit (i.e., all or less than all) of the company's shareholders, and how you intend to distribute the proxy statement to those whom you solicit.

6. Each of the filing persons must provide the representations included in the third paragraph of the closing comments in our comment letter dated April 9, 2009.

How to Vote Your Shares, page 4

7. You state that "[a]ll of the Company's known proposals are included on GAMCO's proxy card." Given that your proxy card does not contain the registrant's proposal to vote in favor of the registrant's director nominees, please revise this statement.

Background to Solicitation, page 5

8. Please refer to comment nine in our letter dated April 9, 2009. We are re-issuing the portion of that comment that requests that you describe in sufficient detail whether the registrant's board of directors responded to contacts made by you and, if material, the specifics of any such responses.

Proposal 1: Election of Directors, page 6

9. Please refer to the second sentence of comment 12 in our letter dated April 9, 2009. You state your belief that Mr. German's positions as Chief Executive Officer, President and Director of Corning Natural Gas Corporation make "him especially well qualified to join the Board" of the registrant. Please also discuss whether Mr. German's positions with Corning Natural Gas Corporation could create conflicts of interest between his responsibilities to Corning Natural Gas and to the registrant, if he is elected to the board of the registrant.

10. Please refer to comment 14 in our letter dated April 9, 2009. We note that in your response to comment 10 in our letter dated April 16, 2009, you state your belief that your "Nominees will provide a needed change in perspective that will cause the Company to be more sensitive to the needs of shareholders and more focused on enhancing shareholder value" and that, therefore, you have not "detailed specific actions they would take because their objective will not be to direct management or micro-manage the business." Furthermore, you state in your revised preliminary proxy statement that your nominees are "sensitive to elements that the owners/shareholders desire, such as dividends, and stock buy-backs, as well as growth in the underlying value of the enterprise" and that they will "help the Company re-focus its efforts and increase shareholder value."

Please explain how your nominees can cause the company to become "more sensitive to the needs of shareholders," to increase its focus on "enhancing shareholder value," to demonstrate sensitivity to "elements that the owners/shareholders desire, such as dividends, and stock buy-backs, as well as growth in the underlying value of the enterprise," and to "re-focus its efforts" without taking and advocating for certain actions that, presumably, the registrant currently does not take or advocate. To the extent you determine that your nominees, if elected, must take and advocate for specific actions in order to reach its goals, please note that we are re-issuing our original comment 14 in its entirety.

Cost and Method of Solicitation, page 7

11. Please refer to comment 18 in our letter dated April 9, 2009. We are re-issuing that comment in its entirety.

As appropriate, please amend your filing and respond to these comments promptly or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director